Ollie’s Bargain Outlet Holdings, Inc.

6295 Allentown Boulevard

Suite 1

Harrisburg, Pennsylvania 17122

June 2, 2016

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3561

Attn: Mara L. Ransom

Re:	Ollie’s Bargain Outlet Holdings, Inc.

Registration Statement on Form S-1 (File No. 333-211010)

Ladies and Gentlemen:

We refer to the registration statement on Form S-1 (File No. 333-211010) (as amended, the “Registration Statement”), of Ollie’s Bargain Outlet Holdings, Inc. (the “Company”), relating to relating to the registration of the Company’s common stock, par value $0.001 per share.

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests that the effectiveness of the Registration Statement be accelerated so that it may become effective at 4:00 P.M. (Eastern time) on Monday, June 6, 2016, or as soon as practicable thereafter.

The Company hereby acknowledges the following:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please call Alexander D. Lynch at (212) 310-8971 or Faiza Rahman at (212) 310-8235, of Weil, Gotshal & Manges LLP, to confirm the effectiveness of the Registration Statement.

Very truly yours, Ollie’s Bargain Outlet Holdings, Inc.

By:	/s/ John Swygert

Name: John Swygert Title: Executive Vice President, Chief Financial Officer and Secretary